EXHIBIT 99.3

CORPBANCA ISSUES SUBORDINATED BONDS IN CHILE

Santiago, Chile, August 6, 2008- CORPBANCA, (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services across all segments of the Chilean financial market, announced recently its recent issuance of U.F. 3,000,000 and U.F. 7,000,000 in series U and V subordinated bonds, respectively.

On July 28th, the bank sold U.F. 3,000,000 (approximately U.S.$ 122 million) 25-year series V bonds due August 1, 2033. U.F. (U.F. -unidad de fomento) is a Chilean currency intangible unit that periodically adjusts to reflect inflation in Chile). The bonds were sold on the Santiago Stock Exchange in an offshore transaction outside the United States in reliance on Regulation S under the Securities Act.

The proceeds will be used to improve the bank’s balance sheet structure. The series V bonds were sold at a spread of 98 basis points over the benchmark.

The main characteristics of the bond issue are:

Series:	U and V
Principal Amount:	Series U: U.F. 3,000,000
Series V: U.F. 7,000,000
Currency:	Unidad de Fomento, or U.F. As of August 6th 1.00 U.F. was equal to 20,600.49 Chilean Pesos and US$ 40.74
Maturity:	Series U: 10 years
Series V: 25 years
Early Redemption:	Not applicable
Interest Accrual:	August 1, 2008
Interest Rate:	Series U: 4.2000% annually, compounded semi-annually
Series V: 4.6000% annually, compounded semi-annually
Interest periods:	Semi-annual
Amortization:	Series U: Bullet bond due at August 1, 2018
Series V: Bullet bond due at August 1, 2033
Feller-Rate Risk Rating Agency(1) (2) :	A+
Fitch Ratings(2) :	A+

(1)	Feller-rate Risk Agency is a Chilean rating agency (Standard and Poor’s Strategic Affiliate)
(2)	These ratings refer to the specific bond issue and not to CorpBanca in general

FORWARD-LOOKING STATEMENTS:

This press release may contain forward looking statements that involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of CORPBANCA to be materially different from the results, performance or achievements expressed or implied by these forward looking statements.

CorpBanca Contact:	Capital Link Contact:

Pablo Mejia Ricci	Nicolas Bornozis
Head of Investor Relations	President
Santiago, Chile	New York, USA
Tel: (56 - 2) 660-2342	Tel: (212) 4771-1121
pablo.mejia@corpbanca.cl	nbornozis@capitallink.com